Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 5, 2018

FAIRFAX ANNOUNCES CONCLUSION OF AMF INVESTIGATION

Toronto, Ontario (December 5, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that the investigation by the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec, of Fairfax, its Chairman and CEO, Prem Watsa, and its President, Paul Rivett, has been closed.  This investigation concerned the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946